AMG Distributors, Inc.
(A wholly owned subsidiary of AMG Funds LLC)
Statement of Operations
Year Ended December 31, 2015

	2015
Revenues (Note 2)	
12b-1 fee revenue, net	$ 535,020
Private placement revenue	820,682
Service revenue	445,601
Total revenues	1,801,303
Expenses	
Allocable cost from parent (Note 6)	1,540,000
Distribution expenses (Note 6)	284,548
Office, general and administrative	111,046
FINRA fees, net (Note 6)	246,224
Professional fees	136,814
Total expenses	2,318,632
Income (loss) from operations	(517,329)
Investment income	961
Income (loss) before income taxes	(516,368)
Income tax benefit	177,189
Net income (loss)	$ (339,179)

The accompanying notes are an integral part of these financial statements.